Exhibit 99.1

PRESS RELEASE

Borr Drilling Limited - Prospector 5 Rig Incident Update - October 29, 2026

Hamilton, Bermuda, October 29, 2026 - Borr Drilling Limited (NYSE and OSE: BORR) (“Borr Drilling” or the “Company”) provides an update on the Prospector 5 incident offshore Gabon, first announced by the Company on October 25, 2026.

Of the 115 personnel on board at the time of the incident, 110 have returned ashore. Those personnel remain in Gabon and are being provided with accommodation, care and ongoing support, with their wellbeing remaining a priority for the Company.

As part of the ongoing search and rescue operations, the Company has been notified that an underwater remotely operated vehicle has located the bodies of three individuals. Recovery efforts are underway and extensive search and rescue efforts continue for the two individuals who remain unaccounted for.

Bruno Morand, CEO of Borr Drilling, said:
“We are deeply saddened by this tragic development, and our thoughts are with our colleagues, their families, and loved ones. We recognize the extraordinary uncertainty and pain they are facing. Our immediate priority remains supporting the families and the ongoing search, rescue and recovery efforts.”

At the time of the incident, there was approximately 280 cubic meters of marine diesel fuel onboard the Prospector 5. In coordination with our customer and the local authorities, resources have been mobilized and measures are being taken to mitigate and minimize any environmental impact related to this incident.

Media enquiries: +44 (0)1224 900626

ir@borrdrilling.com